UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MOBILE REVENUE GROWTH, ALLIED WITH THE DIGITAL TRANSFORMATION THAT CONTRIBUTED TO THE TENTH CONSECUTIVE QUARTER OF RECURRING COSTS REDUCTION, GUARANTEE SOLID EBITDA EVOLUTION IN 2Q18

Highlights

o   Total accesses came to 97.8 million in June 2018, of which 75.3 million in the mobile business (+1.2% y-o-y) and 22.5 million in the fixed business (-3.1% y-o-y), maintaining the pace of postpaid and fiber net additions, partially offset by fixed voice disconnections;

o   Mobile market share of 31.9% in May 2018 (+1.2 p.p. vs. May/17);

o   Postpaid mobile accesses increased 10.8% y-o-y, reaching market shareof 41.3% in May 2018 (17.8 p.p. higher than the second player);

o   Mobile ARPU[1] recorded growth of 0.5% y-o-y in 2Q18, reaching R$28.3, due to continuous improvement in the postpaid customer mix and the constant increase in Data consumption, whose ARPU grew by 10.0% y-o-y in the quarter;

o   Broadband accesses reached 7.5 million customers in 2Q18 (+0.4% y-o-y), with 64.2% of the UBB[2] base, which grew 9.8% y-o-y, with 162 thousand new FTTH additions in the quarter Broadband ARPU advanced 12.0% y-o-y in 2Q18;

o   Net Operating Revenues grew 1.1% y-o-y in 2Q18 (1.4% y-o-y in 6M18), maintaining the positive trajectory presented over the previous quarters;

o   Net Operating Mobile Revenues reached 4.2% y-o-y in 2Q18 (4.2% y-o-y in 6M18). Data and Digital Services Revenues grew 11.5% y-o-y in 2Q18 and already represents 78.5% of mobile services revenue;

o   Recurring Operating Costs[3] decreased 1.2% y-o-y in 2Q18 (1.2% y-o-y in 6M18), supported by the simplification, efficiency and digitization initiatives, leading to cost reduction for more than two years;

o   Recurring EBITDA[3] totaled R$3,732.4 million in the quarter, an increase of 5.8% y-o-y, with Recurring EBITDA margin[3]of 34.5% (+1.5 p.p. y-o-y). Considering non-recurring effects, EBITDA reached R$5,183.1 million (+46.9% y-o-y), with EBITDA margin of 47.9%;

o   Capex of R$2,138.7 million in 2Q18, totaling R$3,686.1 million in 6M18. Recurring Operating Cash Flow (Recurring EBITDA[3] – Capex) in the first semester was R$3,811.5 million, slightly lower than the same period in 2017 due to the higher level of investments in the first semester of 2018;

o   Free Cash Flow from Business Activities grew 13.9% in 6M18  (2.1% y-o-y in 2Q18), reaching R$3,002.6 million, boosted by the operational improvement of the Company;

o   Accelerated expansion of 4G+ coverage, present in more than 700 cities until the closing of this publication;

o   98 cities with FTTH, launching 10 new cities in the first seven months of 2018;

o   Reported Net Income in 2Q18 was R$3,166.3 million, an increase of 262.7% y-o-y, due to the increase in EBITDA and non-recurring items in the quarter. In 6M18, Net Income totaled R$4,264.3 million.

0

1) Pro forma figures, excluding the IFRS 15 effects.

2) UBB includes customers in FTTH (Fiber to the Home) and FTTC (Fiber to the Cabinet) technologies, as well as cable customers.

3) Excludes the following non-recurring effects: positive effect of R$1,830.2M, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off assets related to judicial deposits; expense of R$116.9M due to organizational restructuring.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the second quarter of 2018, presented in accordance with the International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The net operating revenues and operating costs of 2018 are presented under the adoption of IFRS 151.

For better understanding and comparability of the information, we present below the consolidated statements of income for the six-month periods ended June 30, 2018 and 2017 in two scenarios, as follows:

Pro forma: excluding the effects of the adoption of IFRS 151 in the 2018 figures (comparable to 2017).

Reported: considering the effects of the adoption of IFRS 151 (referring to the new methodology of revenue allocation of customer contracts) only for the 2018 figures.

For comparison purposes, the texts explanations will refer to the pro forma figures, except in cases where we mention the IFRS 151 adoption

HIGHLIGHTS

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)¹				2018 Data (Reported)
	2Q18	∆% y-o-y	6M18	∆% y-o-y	2Q18	∆% y-o-y	6M18	∆% y-o-y

Net Operating Revenues	10,817.8	1.1	21,576.8	1.4	10,823.4	1.2	21,612.4	1.5

Net Operating Service Revenues	10,396.4	(0.4)	20,846.2	0.4	10,345.2	(0.9)	20,748.3	(0.1)

Net Mobile Reveunes	6,810.1	4.2	13,545.1	4.2	6,815.7	4.3	13,580.5	4.5
Net Mobile Service Revenues	6,388.7	1.9	12,814.3	2.7	6,337.5	1.0	12,716.5	1.9
Net Operating Fixed Revenues	4,007.7	(3.7)	8,031.8	(3.1)	4,007.7	(3.7)	8,031.8	(3.1)

Net Handsets Revenues	421.5	60.5	730.6	40.9	478.2	82.1	864.0	66.6

Operating Costs	(5,634.7)	(21.4)	(12,628.6)	(11.3)	(5,620.0)	(21.6)	(12,614.5)	(11.4)
Recurring Operating Costs[2]	(7,085.4)	(1.2)	(14,079.2)	(1.2)	(7,070.7)	(1.4)	(14,065.2)	(1.3)

EBITDA	5,183.1	46.9	8,948.2	27.1	5,203.4	47.5	8,997.9	27.8
EBITDA Margin	47.9%	14.9 p.p.	41.5%	8.4 p.p.	48.1%	15.1 p.p.	41.6%	8.6 p.p.

Recurring EBITDA[2]	3,732.4	5.8	7,497.6	6.5	3,752.7	6.4	7,547.2	7.2
Recurring EBITDA Margin[2]	34.5%	1.5 p.p.	34.7%	1.7 p.p.	34.7%	1.7 p.p.	34.9%	1.8 p.p.

Net Income	3,152.9	261.2	4,231.7	126.4	3,166.3	262.7	4,264.3	128.1

Capex (ex-Licenses)	2,138.7	17.6	3,686.1	17.2	2,138.7	17.6	3,686.1	17.2

Operating Cash Flow (EBITDA - Capex)	3,044.4	78.0	5,262.1	35.1	3,064.7	79.2	5,311.8	36.3
Recurring Operating Cash Flow[2]	1,593.7	(6.8)	3,811.5	(2.2)	1,614.0	(5.6)	3,861.1	(0.9)

Total Accesses (thousand)	97,799	0.2	97,799	0.2	97,799	0.2	97,799	0.2
Total Mobile Accesses	75,262	1.2	75,262	1.2	75,262	1.2	75,262	1.2
Total Fixed Accesses	22,537	(3.1)	22,537	(3.1)	22,537	(3.1)	22,537	(3.1)

1) New accounting standard in force since January 2018, which requires revenue to be recognized based on the contract with the customer, not necessarily aligned with billing. For Vivo, revenue recognition of mobile offers with handset subsidy will change, as the subsidy will now be distributed between services and handset.  In addition, certain costs to acquire customers through contract will now have to be capitalized if the amortization period is >12 months;

2) Excludes the following non-recurring effects: positive effect of R$1,830.2M, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off assets related to judicial deposits; expense of R$116.9M due to organizational restructuring.

Mobile Business

OPERATING PERFORMANCE

Thousand	2Q18	2Q17	∆%	1Q18	∆%	6M18	6M17	∆%

Total Mobile Accesses	75,262	74,335	1.2	75,098	0.2	75,262	74,335	1.2
Postpaid	38,435	34,683	10.8	37,499	2.5	38,435	34,683	10.8
M2M	7,114	5,599	27.1	6,674	6.6	7,114	5,599	27.1
Prepaid	36,827	39,652	(7.1)	37,599	(2.1)	36,827	39,652	(7.1)
Market Share[1]	31.9%	30.7%	1.2 p.p.	31.9%	0.0 p.p.	31.9%	30.7%	3.9 p.p.
Postpaid[1]	41.3%	42.3%	(1.0) p.p.	41.4%	(0.1) p.p.	41.3%	42.3%	(2.4) p.p.
M2M1	41.8%	40.8%	1.0 p.p.	41.6%	0.2 p.p.	41.8%	40.8%	2.5 p.p.
Net Additions	164	338	(51.5)	158	3.7	323	557	(42.1)
Postpaid	936	858	9.1	727	28.7	1,664	1,292	28.7
Market Share of Postpaid Net Additions[1]	36.9%	59.0%	(37.5)	27.4%	34.8	31.2%	50.5%	(38.2)
Market Penetration[1]	112.7%	116.6%	(3.9) p.p.	112.9%	(0.2) p.p.	112.7%	116.6%	(3.3) p.p.
Monthly Churn	3.0%	3.3%	(0.3) p.p.	3.1%	(0.1) p.p.	3.0%	3.3%	(8.5) p.p.
Postpaid ex. M2M	1.7%	1.8%	(0.1) p.p.	1.6%	0.1 p.p.	1.7%	1.7%	(2.6) p.p.
Prepaid	4.2%	4.6%	(0.4) p.p.	4.5%	(0.3) p.p.	4.4%	4.7%	(6.3) p.p.
ARPU (R$/month)[2]	28.3	28.2	0.5	28.6	(0.8)	28.5	28.1	1.3
Voice	6.1	8.0	(23.5)	6.3	(4.0)	6.2	8.4	(25.8)
Data	22.3	20.2	10.0	22.2	0.1	22.3	19.7	12.8
Postpaid ex. M2M ARPU[2]	52.3	52.6	(0.5)	52.6	(0.4)	52.5	52.3	0.3
Prepaid ARPU[2]	11.7	13.1	(10.6)	12.9	(8.9)	12.3	13.4	(8.0)
M2M ARPU[2]	2.7	3.2	(13.4)	2.6	4.5	2.7	3.1	(13.6)

1) May 2018.

2) Pro forma figures, excluding IFRS 15 effects.

o    Total accesses came to 75,262 thousand at the end of the second quarter of the year, 1.2% higher than 2Q17. The postpaid segment continued to grow consistently, reaching 38,435 thousand accesses (+10.8% y-o-y), representing 51.1% of the mobile customer base, an increase of 4.4 percentage points y-o-y.

o    Total market share reached 31.9% in May 2018 (+1.2 p.p. y-o-y). In postpaid, Telefônica Brasil led the market and reached 36.9% of net additions in April and May (31.2% in the first five months of the year), with market share of 41.3% in May 2018. The Company continues to lead in the 4G-technology terminals, with market share of 33.0% in May 2018 (6.2 p.p. higher than the second-placed player), maintaining the quality of the customer base and the Company's strategy focused on data and digital services.

o   Net postpaid mobile additions reached 1,664 thousand in 6M18 (936 thousand accesses in 2Q18), representing an increase of  28.7% y-o-y, while net prepaid disconnections totaled 1,341 thousand accesses in 6M18 (772 thousand accesses in 2Q18), focused on the continuity of the migration of prepaid customers to postpaid plans (hybrid and pure postpaid).

Postpaid net additions reached 936 thousand in 2Q18, growth of 9.1% y-o-y

o   The Postpaid customer base grew by 10.8%, while the prepaid customer base declined 7.1%, both in June 2018 and in relation to the same period of the previous year, due to the Company's ongoing strategy focused on the migration of prepaid customers to hybrid plans and the restrictive policy of disconnection of inactive customers within the criteria established by ANATEL.

o   In the Machine-to-Machine (M2M) market, the access base continued to expand and reached 7.1 million customers in June 2018, a 27.1% increase when compared to the same period of last year. Telefônica Brasil is the leading company in this business, with market share of 41.8% in May 2018.

o   Total ARPU rose 0.5% y-o-y in 2Q18, fueled by the performance of Data ARPU, which grew 10.0% in 2Q18 over the same period of last year.

Postpaid customer base recorded growth of 10.8% y-o-y in 2Q18

NET OPERATING MOBILE REVENUE

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	2Q18	∆% y-o-y	6M18	∆% y-o-y	2Q18	∆% y-o-y	6M18	∆% y-o-y

Net Operating Mobile Revenues	6,810.1	4.2	13,545.1	4.2	6,815.7	4.3	13,580.5	4.5

Net Mobile Service Revenues	6,388.7	1.9	12,814.3	2.7	6,337.5	1.0	12,716.5	1.9
Outgoing Voice	1,082.4	(29.7)	2,242.1	(30.2)	1,089.8	(29.2)	2,255.2	(29.8)
Interconnection	286.3	22.8	551.4	9.0	286.3	22.8	551.4	9.0
Data and Digital Services	5,016.2	11.5	10,016.6	14.4	4,957.7	10.2	9,905.5	13.1
Messaging P2P	287.8	(21.8)	595.0	(19.7)	287.8	(21.8)	595.0	(19.7)
Internet	3,059.7	(13.3)	6,187.5	(10.6)	3,001.2	(15.0)	6,076.4	(12.3)
Digital Services	1,668.7	177.2	3,234.1	195.7	1,668.7	177.2	3,234.1	195.7
Other Services	3.8	n.a.	4.4	64.2	3.8	n.a.	4.4	64.2
Net Handset Revenues	421.5	60.5	730.6	40.9	478.2	82.1	864.0	66.6

% Data and Digital Services Revenues / MSR	78.5%	6.8 p.p.	78.2%	8.0 p.p.	78.2%	6.5 p.p.	77.9%	7.7 p.p.

Net Mobile revenue increased 4.2% y-o-y in 2Q18. This growth was mainly due to the expansion of Data and Digital Services Revenues (+11.5% y-o-y), higher Net Handset Revenues (+60.5% y-o-y), and the dissemination of unlimited voice plans in the sector that positively reflected in the Interconnection Revenues (+22.8% y-o-y). On the other hand, the maturity of services such as Voice and SMS affected negatively the performance of Net Mobile Revenues.

Outgoing Voice Revenues fell 29.7% in comparison to 2Q17, mainly reflecting the migration to data services consumption. In addition, the prepaid segment continued to be influenced by the lower volume of top-ups in the annual comparison, mainly due to macroeconomic conditions and the migration of customers to hybrid plans.

Interconnection Revenues grew 22.8% compared to 2Q17, mainly due to the expansion of unlimited voice plans in the sector, partially offset by the MTR tariff reduction in February 2018.

Data and Digital Services Revenues increased 11.5% y-o-y in 2Q18 and continued to be the Company’s main driver of revenue growth, as a result of our data-centric strategy. For a further quarter, the significant growth of the Digital Services Revenues and the higher adoption of the family plans contributed to this performance. In the quarter, Data and Digital Services Revenues rose to 78.5% of Net Mobile Services Revenues, up 6.8 p.p. y-o-y.

SMS (P2P Messaging) Revenues registered a reduction of 21.8% y-o-y in 2Q18, reflecting the lower consumption of this service due to its maturity.

Mobile Internet Revenues decreased 13.3% in the annual comparison. This performance was directly related to the higher usage and consumption of digital services, reflecting in the migration of revenues between the lines.

In 2Q18, Digital Services Revenues presented an increase of 177.2% y-o-y, representing 33.3% of the Data and Digital Services Revenues (+19.9 p.p.), due to the inclusion of value-added services in the prepaid, hybrid and pure postpaid offerings since 2017.

Net Handset Revenues presented an increase of 60.5% over the same quarter of the previous year, in line with the strategy of accelerating and gaining market share in this relevant and expanding business, through our brand and our sales channels, attracting high value consumers to our physical and online stores.

Data and Digital Services Revenues grew 11.5% y-o-y, representing 78.5% of Mobile Services Revenues in 2Q18

Mobile Handset Revenues grew 60.5% in 2Q18, due to Company's new strategy focused on increasing sales with positive margins

FIXED LINE Business

OPERATING PERFORMANCE

Thousand	2Q18	2Q17	∆%	1Q18	∆%	6M18	6M17	∆%

Total Fixed Accesses	22,537	23,250	(3.1)	22,714	(0.8)	22,537	23,250	(3.1)
Fixed Voice Accesses	13,460	14,168	(5.0)	13,679	(1.6)	13,460	14,168	(5.0)
Residential	8,536	9,178	(7.0)	8,728	(2.2)	8,536	9,178	(7.0)
Corporate	4,482	4,545	(1.4)	4,510	(0.6)	4,482	4,545	(1.4)
Others	442	444	(0.5)	442	0.0	442	444	(0.5)
Fixed Broadband	7,463	7,435	0.4	7,443	0.3	7,463	7,435	0.4
UBB	4,792	4,366	9.8	4,643	3.2	4,792	4,366	9.8
FTTC	3,218	3,283	(2.0)	3,231	(0.4)	3,218	3,283	(2.0)
FTTH	1,574	1,083	45.3	1,412	11.5	1,574	1,083	45.3
Others	2,671	3,069	(13.0)	2,800	(4.6)	2,671	3,069	(13.0)
Pay TV	1,614	1,647	(2.0)	1,591	1.4	1,614	1,647	(2.0)
IPTV	486	323	50.7	430	13.1	486	323	50.7
DTH	1,128	1,324	(14.8)	1,161	(2.9)	1,128	1,324	(14.8)
Voice ARPU (R$/month)	36.4	41.7	(12.9)	37.4	(2.7)	36.9	41.8	(11.8)
Broadband ARPU (R$/month)	55.4	49.5	12.0	55.2	0.4	55.3	49.0	12.8
Pay TV ARPU (R$/month)	98.9	95.1	4.0	99.1	(0.2)	99.0	94.9	4.3

o   Total fixed accesses reached 22,537 thousand in 2Q18, a decrease of 3.1% compared to the second quarter of the previous year, mainly affected by the performance of voice accesses, due to the maturity of this service, and the strategic decision of deprioritizing growth in Pay TV with DTH technology.

o   Fixed Voice accesses totaled 13,460 thousand in 2Q18, decreasing 5.0% compared to the previous year, mainly due to the fixed-to-mobile substitution and the voice-to-data migration. Voice ARPU decreased by 12.9% year-over-year, reflecting the maturity of this service.

o   Fixed Broadband accesses recorded 7.5 million customers in 2Q18, 0.4% more than in 2Q17. The UBB customer base grew 9.8% y-o-y in 2Q18 and reached 4.8 million accesses, of which 1.6 million in FTTH technology, up 45.3% on the previous year. UBB customers already represent 64.2% of total broadband accesses, fueling ARPU, which grew 12.0% y-o-y in the quarter.

o   Pay TV accesses decreased 2.0% compared to 2Q17 (+1.4% over 1Q18), ending the second quarter with 1.6 million subscribers, due to the Company's strategic decision to deprioritize the DTH technology. The improvement in the trend, when compared to the last quarter, is due to the IPTV accesses that grew 50.7% y-o-y in 2Q18, resulting from the higher take-up of this product in FTTH customer acquisitions. TV ARPU increased by 4.0% y-o-y this quarter, reflecting the Company's strategy of focusing on higher-value customers.

FTTH accesses grew 45.3% y-o-y, with 162 thousand net additions in 2Q18

Broadband ARPU grew 12.0% y-o-y in 2Q18

NET OPERATING FIXED REVENUE

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	2Q18	∆% y-o-y	6M18	∆% y-o-y	2Q18	∆% y-o-y	6M18	∆% y-o-y

Net Operating Fixed Revenues	4,007.7	(3.7)	8,031.8	(3.1)	4,007.7	(3.7)	8,031.8	(3.1)
Voice	1,480.6	(16.8)	3,023.2	(15.4)	1,480.6	(16.8)	3,023.2	(15.4)
Interconnection	38.6	(11.5)	81.3	(13.6)	38.6	(11.5)	81.3	(13.6)
Broadband[1]	1,239.4	13.0	2,470.1	14.3	1,239.4	13.0	2,470.1	14.3
UBB	818.8	19.6	1,610.9	21.0	818.8	19.6	1,610.9	21.0
xDSL	420.6	2.1	859.2	3.6	420.6	2.1	859.2	3.6
Corporate Data and IT	633.4	4.8	1,221.9	2.7	633.4	4.8	1,221.9	2.7
Pay TV	475.2	0.6	946.7	(0.4)	475.2	0.6	946.7	(0.4)
Other Services	140.5	(16.0)	288.7	(9.6)	140.5	(16.0)	288.7	(9.6)

% Non-Voice Revenues2 / Net Operating Fixed Revenues	62.1%	5.9 p.p.	61.3%	5.6 p.p.	62.1%	5.9 p.p.	61.3%	5.6 p.p.

1) Broadband Revenue includes residential customers and SMEs;

2) Non-voice revenue includes revenue from Broadband, Corporate Data and IT, Pay TV and Other Services.

Net Fixed Revenues decreased 3.7% in 2Q18 compared to the same period of last year, impacted by lower Voice Revenues, the cut in the fixed-to-mobile tariff (VC) and the reduction in the fixed interconnection tariff (TU-RL and TU-RIU) in February 2018, partially offset by the positive evolution of Broadband and Corporate Data and IT Revenues.

Voice revenue decreased 16.8% in the period against 2Q17, mainly due to service maturity and fixed-to-mobile substitution.

Interconnection revenue presented a reduction of 11.5% when compared to 2Q17, due to the reduction in TU-RL (-35.5%) and TU-RIU (-54.4%) in February 2018.

Broadband revenue increased 13.0% in 2Q18, driven by the evolution of the ultra-broadband revenues, which represented approximately 66.1% of this revenue in the period and grew 19.6% year-over-year. These results reflect the Company's efforts to expand the base and migrate customers to higher speeds, fueling fiber accesses with higher ARPU, as well as the expansion of the FTTH network to 16 new cities in 2017 and 10 new cities by the end of July 2018. FTTH Revenues grew 48.3% y-o-y.

Corporate Data and IT Revenues grew 4.8% y-o-y, mainly driven by the negotiation of new contracts with large companies in the quarter.

In 2Q18, Pay TV revenue registered growth of 0.6% in the annual comparison. The Company continued with its selective strategy for this service, focusing on higher value products such as IPTV, which presented revenue growth of 59.1% y-o-y, in order to provide the best customer experience and optimize the profitability of this business.

Non-voice revenues represented 62.1% of Net Fixed Revenues in 2Q18

FTTH and IPTV revenues grew 48.3% and 59.1% y-o-y in 2Q18, respectively

Consolidated Operating Costs

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	2Q18	∆% y-o-y	6M18	∆% y-o-y	2Q18	∆% y-o-y	6M18	∆% y-o-y

Operating Costs	(5,634.7)	(21.4)	(12,628.6)	(11.3)	(5,620.0)	(21.6)	(12,614.5)	(11.4)

Personnel	(1,060.2)	15.7	(2,024.4)	10.7	(1,064.2)	16.2	(2,023.5)	10.7
Costs of Services Rendered	(2,922.6)	2.1	(5,699.4)	(1.3)	(2,922.6)	2.1	(5,699.4)	(1.3)
Interconnection	(391.1)	20.5	(675.2)	(5.9)	(391.1)	20.5	(675.2)	(5.9)
Taxes and Contributions	(428.3)	(4.7)	(842.0)	(7.2)	(428.3)	(4.7)	(842.0)	(7.2)
Third-party Services	(1,327.3)	(4.4)	(2,696.4)	(3.8)	(1,327.3)	(4.4)	(2,696.4)	(3.8)
Others	(775.9)	10.9	(1,485.8)	10.5	(775.9)	10.9	(1,485.8)	10.5
Cost of Goods Sold	(591.1)	27.2	(1,075.5)	14.7	(591.1)	27.2	(1,075.5)	14.7
Commercial Expenses	(2,310.6)	(2.0)	(4,532.6)	(1.5)	(2,291.8)	(2.8)	(4,519.5)	(1.8)
Provision for Bad Debt	(365.5)	(1.4)	(755.4)	3.7	(368.7)	(0.6)	(766.7)	5.2
Third-party Services	(1,822.2)	(3.3)	(3,560.3)	(3.5)	(1,800.2)	(4.5)	(3,536.0)	(4.2)
Others	(122.9)	20.7	(216.8)	18.3	(122.9)	20.7	(216.8)	18.3
General and Administrative Expenses	(383.6)	5.2	(757.6)	3.5	(383.6)	5.2	(757.6)	3.5
Other Net Operating Revenues (Expenses)	1,633.3	n.a.	1,461.0	n.a.	1,633.3	n.a.	1,461.0	n.a.

Recurring Operating Costs[1]	(7,085.4)	(1.2)	(14,079.2)	(1.2)	(7,070.7)	(1.4)	(14,065.2)	(1.3)

1) Excludes the following non-recurring effects: positive effect of R$1,830.2M, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off assets related to judicial deposits; expense of R$116.9M due to organizational restructuring.

Recurring Operating Costs, excluding Depreciation and Amortization expenses, decreased 1.2% over the same period of last year, reaching R$7,085.4 million in the quarter, in a period in which inflation was +4.4% (IPCA-12M). This is the tenth consecutive quarter of reduction in the Company's Recurring Operating Costs.

Recurring Operating Costs decreased 1.2% y-o-y in 2Q18, the tenth consecutive quarter of decline

Personnel Costs grew 15.7% year-over-year, mainly due to the organizational restructuring, which resulted in non-recurring costs in the amount of R$116.9 million. Excluding this effect, costs increased 3.0% y-o-y, due to the effect of inflation on salaries and benefits in the period.

Cost of Services Rendered in 2Q18 recorded a growth of 2.1% in relation to 2Q17, mainly due to higher interconnection costs related to higher outgoing off net traffic in the quarter, in addition to the costs of expanding the mobile and fixed networks. On the other hand, cost expansion was partially offset by reductions in MTR/VC and TU-RL/TU-RIU in February 2018.

                                   2Q18 Results

Telefônica Brasil S.A.

Selling Expenses decreased 2.0% compared to 2Q17, due to the higher impact from digitalization initiatives mainly in e-commerce, e-billing and e-care

Cost of Goods Sold in 2Q18 grew 27.2% compared to the same period of last year due to the Company's strategy, with a higher focus on handset sales since 4Q17.

Selling Expenses in 2Q18 decreased by 2.0%, reflecting the Company's evolution in its digitalization initiatives.

The Provision for Doubtful Accounts ended 2Q18 at R$365.5 million, a decrease of 1.4% in relation to 2Q17, due to collection and billing actions, even with the ongoing migrations of prepaid clients to postpaid plans. The default level remained stable in comparison to 1Q18, reaching 2.2% of Gross Revenue in 2Q18.

Third-party Services registered a reduction of 3.3% in the annual comparison. The increase in the representativeness of e-commerce of products and services combined with the penetration of e-billing led to the reduction of costs with commissioning and billing-related (preparation and mailing) costs, as well as lower expenses with call centers due to the greater adoption of digital service channels, mainly through the MEU VIVO app.

General and Administrative Expenses grew 5.2% in 2Q18, slightly above the inflation for the period, mainly due to higher expenses with third-party services.

Other Net Operating Revenues (Expenses) presented revenue of R$1,633.3 million in the quarter, due to the non-recurring effects of the period, mainly related to the gain resulting from a judicial decision referring to the collection of the PIS/COFINS taxes on the ICMS basis.

Provision for Doubtful Accounts decreased 6.3% in comparison to 1Q18, due to collection and billing actions

EBITDA

Recurring EBITDA grew 5.8% y-o-y reaching R$3,732.4 million in 2Q18, with Recurring EBITDA margin of 34.5%

Recurring EBITDA[1] (earnings before interest, taxes, depreciation and amortization) in 2Q18 was R$3,732.4 million, an increase of 5.8% over the same period last year, reaching Recurring EBITDA margin[1] of 34.5%, 1.5 p.p. higher than 2Q17.

The growth in EBITDA is related to the expansion of mobile and ultra-broadband revenues, in addition to the cost-efficiency measures adopted by the Company in the period.

Considering the non-recurring effects of the period, EBITDA increased by 46.9% y-o-y in 2Q18 (R$5,183.1 million), with EBITDA margin of 47.9%.

1) Excludes the following non-recurring effects: positive effect of R$1,830.2M, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off assets related to judicial deposits; expense of R$116.9M due to organizational restructuring.

Depreciation and Amortization

Consolidated in R$ million	2Q18	2Q17	∆%	1Q18	∆%	6M18	6M17	∆%

Depreciation and Amortization	(2,012.9)	(1,957.2)	2.8	(1,998.3)	0.7	(4,011.2)	(3,900.8)	2.8
Depreciation	(1,356.8)	(1,318.0)	2.9	(1,343.2)	1.0	(2,700.0)	(2,610.1)	3.4
Amortization of Intangibles[1]	(303.4)	(289.0)	5.0	(302.0)	0.5	(605.4)	(578.0)	4.7
Other Amortizations	(352.7)	(350.2)	0.7	(353.1)	(0.1)	(705.8)	(712.7)	(1.0)

1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and GVT as of 2Q15

In 2Q18, the Depreciation and Amortization line increased 2.8% year-over-year, mainly due to the growth of the fixed asset base.

Financial Result

Consolidated in R$ million	2Q18	2Q17	∆%	1Q18	∆%	6M18	6M17	∆%

Net Financial Income	1,471.1	(264.3)	n.a.	(172.7)	n.a.	1,298.4	(554.7)	n.a.

Income from Financial Investments	57.8	180.0	(67.9)	72.0	(19.7)	129.8	370.2	(64.9)
Debt Interest	(107.8)	(240.6)	(55.2)	(157.3)	(31.5)	(265.1)	(534.7)	(50.4)
Monetary and Exchange Variation	1,655.4	(211.5)	n.a.	(87.5)	n.a.	1,567.9	(337.0)	n.a.
Gains (Losses) on Derivative Transactions	(13.2)	12.1	n.a.	7.7	n.a.	(5.5)	(37.2)	(85.2)
Other Financial Income (Expenses)	(121.1)	(4.3)	2,716.3	(7.6)	1,493.4	(128.7)	(16.0)	704.4

Net Financial Result presented better performance in 2Q18, mainly due to the financial impact of non-recurring effects in the quarter, mainly those related to the judicial decision on the collection of PIS/COFINS over ICMS tax base, net of monetary update of contingencies in the period.

Net Income

Net Income of R$4,264.3 million year-to-date

Reported Net Income of R$3,166.3 million in 2Q18, which was 262.7% higher than in the same period of 2017, due to the non-recurring effects of the quarter.

Excluding this non-recurring effect, net income would have grown 28.7% y-o-y, due to the EBITDA growth and the improvement in the Financial Result in the period. In the first 6 months of 2018, reported Net Income reached R$4,264.3 million, growing 128.1% y-o-y.

Capex

Consolidated in R$ million	2Q18	2Q17	∆%	1Q18	∆%	6M18	6M17	∆%

Total	2,138.7	1,818.0	17.6	1,547.4	38.2	3,686.1	3,146.2	17.2

Network	1,779.7	1,590.4	11.9	1,383.1	28.7	3,162.7	2,783.7	13.6
Technology / Information System	300.8	172.8	74.1	123.6	143.4	424.4	283.0	49.9
Products and Services, Channels, Adm. and Others	58.2	54.8	6.2	40.8	42.9	99.0	79.4	24.7

Capex (ex-Licenses) / Net Operating Revenue	19.8%	17.0%	2.8 p.p.	14.4%	5.4 p.p.	17.1%	14.8%	2.3 p.p.

In 2Q18, Capex increased 17.6% y-o-y to R$2,138.7 million, accounting for 19.8% of Net Operating Revenue in the period.

Investments were mainly focused on the FTTH footprint expansion and adoption, and higher 4G and 4G+ technology coverage and capacity.

In accumulated terms, Capex reached R$3,686.1 million, representing 17.1% of Net Operating Revenue in the period.

Cash Flow¹

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	2Q18	∆% y-o-y	6M18	∆% y-o-y	2Q18	∆% y-o-y	6M18	∆% y-o-y

Recurring EBITDA	3,732.4	5.8	7,497.7	6.5	3,752.7	6.4	7,547.2	7.2

Investments (CAPEX)	(2,138.7)	17.6	(3,686.1)	17.2	(2,138.7)	17.6	(3,686.1)	17.2
Interest, Taxes and Other Financial Rev. (Exp)	(493.3)	102.2	(735.2)	12.4	(493.3)	102.2	(735.2)	12.4
Working Capital Variation	898.4	82.5	(73.8)	(87.8)	878.1	78.4	(123.2)	(79.6)

Free Cash Flow from Business Activity	1,998.8	2.1	3,002.6	13.9	1,998.8	2.1	3,002.6	13.9

Non-Recurring Items[2]	(75.7)	n.a.	(176.0)	(73.1)	(75.7)	n.a.	(176.0)	(73.1)

Free Cash Flow after Extraordinaries	1,923.1	(1.8)	2,826.6	42.7	1,923.1	(1.8)	2,826.6	42.7

1) The criterion used for cash flow excludes amounts paid as income tax from the allocation of interest on equity, which were previously included in the calculation.

2) Payment related to the organizational restructuring in 2Q18 in the amount of R$75.7 million, payment of cleaning of the 700MHz 4G spectrum totaling R$655.1 million in 1Q17 and R$100.3 million in 1Q18.

Free Cash Flow from Business Activities was R$1,998.8 million in 2Q18, 2.1% (R$ 40.1 million) higher than the same period of 2017, reflecting the improvement in the operating result, partially offset by the increase in the capex level. In the year, Free Cash Flow from Business Activities was R$3,002.6 million, an increase of 13.9% y-o-y (R$366.1 million) due to the improvement in the operating result.

Free Cash Flow after non-recurring items presented a reduction of R$35.6 million in 2Q18, mainly influenced by the extraordinary payment of R$75.7 million made in June 2018, referring to the organizational restructuring.

Debt

Loans and Financing (R$ million)

June 2018
Consolidated	Currency	Interest Rate	Due Date	Short-Term	Long-Term	Total

Local Currency

BNDES	UR LTIR	LTIR + 0.00% to 3.38%	2023	654.9	609.1	1,264.0
BNDES	R$	2.5% to 6.0%	2023	71.0	129.7	200.7
BNDES	R$	SELIC D-2 + 2.32%	2023	77.6	277.0	354.7
BNB	R$	7.0% to 10.0%	2022	15.1	47.3	62.3
Confirming	R$	104.4% to 112.4% of CDI	2019	413.5	-	413.5
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	1.1	40.3	41.4
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	25.8	78.0	103.8
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	51.2	1,997.1	2,048.4
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	5.8	999.6	1,005.5
Financial Leases	R$	-	2033	56.2	321.0	377.2
Contingent Consideration	R$	-	2025	-	456.0	456.0

Foreign Currency

BNDES	UMBND	ECM + 2.38%	2019	164.9	13.7	178.6

Total				1,537.3	4,968.7	6,506.0

NET DEBT				DEBT PROFILE

Consolidated in R$ million	06/30/2018	12/31/2017	06/30/2017	June 2018
Short-Term Debt	1,537.3	3,033.4	5,540.2	Year	Amount
Long-Term Debt	4,968.7	5,428.4	4,881.8		(R$ miillion)
Total Debt	6,506.0	8,461.8	10,422.0	2019	376.6
Cash and Cash Equivalents[1]	(4,441.9)	(4,062.1)	(7,458.4)	2020	1,418.0
Net Derivatives Position	(104.7)	(143.8)	(77.2)	2021	1,288.7
Contingent Consideration Guarantee Asset[2]	(456.0)	(446.1)	(432.9)	2022	1,236.0
Net Debt	1,503.4	3,809.9	2,453.5	After 2022	649.4
Net Debt / EBITDA³	0.09	0.26	0.17	Total	4,968.7

1) Includes the investment in BNB given as collateral for the loan from that bank.

2) Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

3) LTM EBITDA.

The Company ended 2Q18 with Gross Debt of R$6,506.0 million, 2.7% of which denominated in foreign currency. The decrease in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is covered by hedge operations.

Net Debt totaled R$1,503.4 million at the end of 2Q18, representing 0.09x of LTM EBITDA. The reduction is related, mainly, to the higher cash generation in the period.

Capital Market

Telefônica Brasil's Market Cap reached R$75.3 billion on June 30, 2018

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed the second quarter of 2018 at R$42.19 and R$45.74, respectively, showing an appreciation of 2.4% and a depreciation of 5.9% in the first half of the year, respectively. Total shareholder return (TSR) in the last twelve months, ended in June 2018, reached 23.0% for common shares and 8.0% for preferred shares.

The Company’s ADRs closed the quarter at US$11.87, depreciating 20.0% in the first half of the year.

The average daily trading volume of VIVT3 and VIVT4 shares in 6M18 averaged R$1,489.0 thousand and R$94,181.4 thousand, respectively. The daily traded volume of ADRs averaged US$20,770.7 thousand in the same period.

The chart below shows the Company's stock performance:

                                   2Q18 Results

         Telefônica Brasil S.A.

Capital Stock

30-Jun-2018	Common	Prefered	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 42.09
Subscribed/Paid-in Capital:	R$ 63,571.4	million

Dividends

IOC based on the result of 2018 totaled R$400.0 million

In the second quarter of 2018, at the meeting held on June 18, 2018, the Board of Directors resolved on the credit of interest on capital relating to the 2018 fiscal year, in the gross amount of R$400.0 million. Payment will be made until the end of 2019 fiscal year, on a date to be defined by the Board of Executive Officers, to holders of common and preferred shares of the Company on record on June 29, 2018. The table below shows the amounts to be distributed per share:

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date
IOC	06/18/2018	06/29/2018	400.0	340.0	Common	0.222145	0.188823	Up to 12/31/2019
(based on May-18)					Preferred	0.244359	0.207705

2017	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends	04/12/2018	04/12/2018	2,191.9	2,191.9	Common	1.217277	1.217277	12/11/2018
(based on Dec-17)					Preferred	1.339005	1.339005
IOC	12/14/2017	12/26/2017	1,486.6	1,263.6	Common	0.825623	0.701779	08/21/2018
(based on Nov-17)					Preferred	0.908185	0.771957
IOC	09/18/2017	09/29/2017	305.0	259.3	Common	0.169385	0.143978	08/21/2018
(based on Aug-17)					Preferred	0.186324	0.158375
IOC	06/19/2017	06/30/2017	95.0	80.8	Common	0.052759	0.044845	08/21/2018
(based on May-17)					Preferred	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	Common	0.194377	0.165220	08/21/2018
(based on Feb-17)					Preferred	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	Common	0.099965	0.084970	08/21/2018
(based on Jan-17)					Preferred	0.109962	0.093467

INCOME STATEMENT (Reported)

Consolidated in R$ million	2Q18	2Q17	∆%	1Q18	∆%	6M18	6M17	∆%

Gross Operating Revenue	16,343.8	16,553.2	(1.3)	16,334.4	0.1	32,678.2	33,123.6	(1.3)

Gross Operating Mobile Revenue	10,253.2	10,197.9	0.5	10,331.2	(0.8)	20,584.4	20,350.9	1.1
Gross Operating Fixed Revenue	6,090.6	6,355.3	(4.2)	6,003.2	1.5	12,093.8	12,772.7	(5.3)

Net Operating Revenue	10,823.4	10,697.2	1.2	10,789.0	0.3	21,612.4	21,287.3	1.5

Net Operating Mobile Revenue	6,815.7	6,534.3	4.3	6,764.8	0.8	13,580.5	12,998.2	4.5
Net Operating Fixed Revenue	4,007.7	4,162.9	(3.7)	4,024.1	(0.4)	8,031.8	8,289.1	(3.1)

Operating Costs	(5,620.0)	(7,168.8)	(21.6)	(6,994.5)	(19.7)	(12,614.5)	(14,245.0)	(11.4)

Personnel	(1,064.2)	(916.1)	16.2	(959.3)	10.9	(2,023.5)	(1,828.0)	10.7
Costs of Services Rendered	(2,922.6)	(2,861.8)	2.1	(2,776.8)	5.3	(5,699.4)	(5,773.0)	(1.3)
Interconnection	(391.1)	(324.6)	20.5	(284.1)	37.7	(675.2)	(717.6)	(5.9)
Taxes and Contributions	(428.3)	(449.5)	(4.7)	(413.7)	3.5	(842.0)	(906.9)	(7.2)
Third-party Services	(1,327.3)	(1,388.2)	(4.4)	(1,369.1)	(3.1)	(2,696.4)	(2,803.9)	(3.8)
Others	(775.9)	(699.5)	10.9	(709.9)	9.3	(1,485.8)	(1,344.6)	10.5
Cost of Goods Sold	(591.1)	(464.7)	27.2	(484.4)	22.0	(1,075.5)	(937.4)	14.7
Commercial Expenses	(2,291.8)	(2,356.8)	(2.8)	(2,227.7)	2.9	(4,519.5)	(4,602.2)	(1.8)
Provision for Bad Debt	(368.7)	(370.8)	(0.6)	(398.0)	(7.4)	(766.7)	(728.5)	5.2
Third-party Services	(1,800.2)	(1,884.2)	(4.5)	(1,735.8)	3.7	(3,536.0)	(3,690.5)	(4.2)
Others	(122.9)	(101.8)	20.7	(93.9)	30.9	(216.8)	(183.2)	18.3
General and Administrative Expenses	(383.6)	(364.5)	5.2	(374.0)	2.6	(757.6)	(732.2)	3.5
Other Net Operating Revenue (Expenses)	1,633.3	(204.9)	n.a.	(172.3)	n.a.	1,461.0	(372.2)	n.a.

EBITDA	5,203.4	3,528.4	47.5	3,794.5	37.1	8,997.9	7,042.3	27.8
EBITDA Margin %	48.1%	33.0%	15.1 p.p.	35.2%	12.9 p.p.	41.6%	33.1%	8.6 p.p.

Depreciation and Amortization	(2,012.9)	(1,957.2)	2.8	(1,998.3)	0.7	(4,011.2)	(3,900.8)	2.8
Depreciation	(1,356.8)	(1,318.0)	2.9	(1,343.2)	1.0	(2,700.0)	(2,610.1)	3.4
Amortization of Intangibles	(303.4)	(289.0)	5.0	(302.0)	0.5	(605.4)	(578.0)	4.7
Others Amortizations	(352.7)	(350.2)	0.7	(353.1)	(0.1)	(705.8)	(712.7)	(1.0)

EBIT	3,190.5	1,571.2	103.1	1,796.2	77.6	4,986.7	3,141.5	58.7

Net Financial Income	1,471.1	(264.3)	n.a.	(172.7)	n.a.	1,298.4	(554.7)	n.a.
Income from Financial Investments	57.8	180.0	(67.9)	72.0	(19.7)	129.8	370.2	(64.9)
Debt Interest	(107.8)	(240.6)	(55.2)	(157.3)	(31.5)	(265.1)	(534.7)	(50.4)
Monetary and Exchange Variation	1,655.4	(211.5)	n.a.	(87.5)	n.a.	1,567.9	(337.0)	n.a.
Gains (Losses) on Derivative Transactions	(13.2)	12.1	n.a.	7.7	n.a.	(5.5)	(37.2)	(85.2)
Other Financial Income (Expenses)	(121.1)	(4.3)	2,716.3	(7.6)	1,493.4	(128.7)	(16.0)	704.4

Gain (Loss) on Investments	0.1	0.5	(80.0)	0.5	(80.0)	0.6	1.3	(53.8)

Taxes	(1,495.4)	(434.5)	244.2	(526.0)	184.3	(2,021.4)	(719.0)	181.1

Net Income	3,166.3	872.9	262.7	1,098.0	188.4	4,264.3	1,869.1	128.1

BALANCE SHEET (Reported)

Consolidated in R$ million	6/30/2018	12/31/2017	∆%

ASSETS	104,641.0	101,382.8	3.2

Current Assets	17,659.6	16,731.7	5.5
Cash and Cash Equivalents	4,429.8	4,050.3	9.4
Accounts Receivable from Customers	10,072.8	9,955.2	1.2
Provision for Doubtful Accounts	(1,453.6)	(1,366.7)	6.4
Inventories	491.4	348.8	40.9
Recoverable Taxes	2,379.9	2,564.0	(7.2)
Escrow Deposits and Frozen Assets	301.7	324.6	(7.1)
Derivative Financial Instruments	109.2	87.6	24.7
Prepaid Expenses	1,037.8	446.4	132.5
Other Assets	290.6	321.5	(9.6)

Non-Current Assets	86,981.4	84,651.1	2.8
Accounts Receivable from Customers	398.9	340.6	17.1
Provision for Doubtful Accounts	(68.0)	(66.7)	1.9
Financial Investments	86.8	81.4	6.6
Recoverable Taxes	4,650.9	743.3	525.7
Deffered Taxes	404.8	371.4	9.0
Escrow Deposits and Frozen Assets	5,012.7	6,339.2	(20.9)
Derivative Financial Instruments	34.3	76.8	(55.3)
Other Assets	154.2	112.0	37.7
Investments	110.5	98.9	11.7
Property, Plant and Equipment, Net	33,473.1	33,222.3	0.8
Intangible Assets, Net	42,723.2	43,331.9	(1.4)

LIABILITIES AND SHAREHOLDERS' EQUITY	104,641.0	101,382.8	3.2

LIABILITIES	33,559.3	31,921.4	5.1

Current Liabilities	19,550.2	17,862.5	9.4
Payroll and Related Charges	731.9	723.4	1.2
Suppliers and Accounts Payable	8,021.2	7,447.1	7.7
Taxes	2,136.2	1,731.3	23.4
Loans and Financing	1,453.3	1,621.0	(10.3)
Debentures	84.0	1,412.5	(94.1)
Dividends and Interest on Shareholders Equity	4,852.5	2,396.1	102.5
Provisions	1,269.3	1,434.9	(11.5)
Derivative Financial Instruments	20.5	5.2	294.2
Deferred Revenues	522.5	372.6	40.2
Other Liabilities	458.8	718.4	(36.1)

Non-Current Liabilities	14,009.1	14,058.9	(0.4)
Payroll and Related Charges	0.0	23.3	n.a.
Taxes	33.8	49.4	(31.6)
Deferred Taxes	2,030.1	709.3	186.2
Loans and Financing	1,853.7	2,320.1	(20.1)
Debentures	3,115.0	3,108.3	0.2
Provisions	5,785.1	6,709.8	(13.8)
Derivative Financial Instruments	18.3	15.4	18.8
Deferred Revenues	369.1	350.6	5.3
Other Liabilities	804.0	772.7	4.1

SHAREHOLDERS' EQUITY	71,081.7	69,461.4	2.3
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,213.5	1,213.5	0.0
Profit Reserve	2,468.8	2,463.2	0.2
Additional Proposed Dividends	0.0	2,191.9	n.a.
Other Comprehensive Income	31.4	21.4	46.7
Accumulated Profits	3,796.6	0.0	n.a.

Conference Call

                                   2Q18 Results

         Telefônica Brasil S.A.

English

Date: July 25, 2018 (Wednesday)

Time: 10:00 AM (Brasilia time) and 9:00 AM (New York time)

Telephone: +1 (412) 717-9224

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the end of the event until August 6, 2018, at (+1 412) 317-0088 (Code: 10121654)

Telefônica Brasil - Investor Relations

Eduardo Navarro David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar - Cidade Monções - SP - 04571-000

Telephone: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 25, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director